Filed pursuant to Rule 433
Registration Nos. 333-132370 and
333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD073,

Subject to Completion, Dated February 6, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Notes Based Upon the Gold Price

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 6, 2007

Notes Based Upon the Gold Price

Due 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Notes Based Upon the Gold Price due 2008 (the “Notes”) are commodity-linked securities issued by Citigroup Funding Inc. that combine characteristics of a commodity investment and a fixed income instrument. Similar to a fixed income investment, investors in these Notes are repaid a substantial portion of their investment at maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at maturity and is based upon the change in the price of the underlying commodity. This type of investment allows investors to participate in the change in the price of the underlying commodity without significant risk to their initial investments. The Notes have a term of approximately, but not more than, one year and do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

At maturity, you will receive an amount in cash equal to the sum of 95% of your initial investment in the Notes plus a Supplemental Return Amount, which may be positive or zero, depending on the Gold Price Return. The Gold Price Return will be the percentage change in the price of gold over the term of the Notes, subject to a limit of between approximately 18% and 22% (to be determined on the Pricing Date). If the price of gold decreases or does not change from its price on the Pricing Date, the Gold Price Return will be less than or equal to zero and the Supplemental Return Amount will be zero. The payment you receive at maturity will not be less than 95% of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the gold price. If the price of gold increases from its price on the Pricing Date, the Gold Price Return will be greater than zero and the Supplemental Return Amount will equal the product of (1) a Participation Rate of 125%,

(2) the Gold Price Return, which is subject to a limit of between approximately 18% and 22% (to be determined on the Pricing Date) and (3) the principal amount of Notes held at maturity. Because the maturity payment is determined by adding the Supplemental Return Amount to 95%, not 100%, of the principal amount of the Notes and because the Supplemental Return Amount is limited to between approximately 22.5% and 27.5% (which is 125% of the maximum Gold Price Return, to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstances will the return on your investment in the Notes be more than between approximately 17.5% and 22.5% (to be determined on the Pricing Date), or US$         per Note.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors expecting a substantial appreciation in the price of gold over the term of the Notes.

■	Investors looking for exposure to the price of gold without significant risk to their initial investments but who are willing to forego current income.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon the Gold Price due 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, however, because only 95% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee, however, because only 95% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Protection of Initial Investment:	95% if held on the Maturity Date
Pricing Date:	, 2007
Issue Date:	, 2007
Valuation Date:	Two Business Days before the Maturity Date
Maturity Date:	Approximately, but not more than, one year after the Issue Date
Underlying Commodity:	Gold
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$950 plus a Supplemental Return Amount which may be positive or zero
Supplemental Return Amount:	US$1,000 x Participation Rate x Gold Price Return, provided that the Supplemental Return Amount will not be less than zero and not more than between approximately 22.5% and 27.5% (to be determined on the Pricing Date)
Participation Rate:	125%
Gold Price Return:	Ending Price – Starting Price Starting Price subject to a maximum Gold Price Return of between approximately 18% and 22% (to be determined on the Pricing Date)
Starting Price:	Price of a troy ounce of gold, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time (“London PM Fix”) on the Pricing Date, as reported on Reuters page GOFO or any successor page
Ending Price:	London PM Fix of a troy ounce of gold on the Valuation Date, as reported on Reuters page GOFO or any successor page
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citibank, N.A.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

Benefits of the Notes

■	Return Potential

The Supplemental Return Amount payable at maturity is based on the percentage change in the price of gold and on the Participation Rate, enabling you to participate in the potential appreciation in the price of gold during the term of the Notes without directly investing in gold.

■	Preservation of a Portion of Your Investment

On the Maturity Date, we will pay you at least 95% of the principal amount of the Notes you then hold regardless of the performance of the gold price. However, if you sell your Notes in the secondary market prior to maturity you will likely receive less than 95% of your initial investment, as the Notes are not principal-protected at all prior to maturity.

■	Diversification

The Notes are linked to the performance of gold price and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Only Partial Protection of Your Investment

You are assured of receiving at least the principal amount of your Notes only if the Gold Price Return equals or exceeds 4%. If the Gold Price Return is less than 4%, the amount you receive at maturity will be less than the principal amount of your Notes and could be as little as 95% of the principal amount of your Notes, in which case your investment in the Notes will result in a loss. This will be true even if the price of gold exceeds the Starting Price by more than 4% at one or more times during the term of the Notes, but the Ending Price on the Valuation Date is less than 104% of the Starting Price.

■	Participation in Appreciation Will Be Offset

The amount of the maturity payment will be determined by adding the Supplemental Return Amount, if any, to 95%, not 100%, of the principal amount of the Notes. As a result, the Supplemental Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes (US$50 per Note) and capped at between approximately 22.5% and 27.5% (which is 125% of the maximum Gold Price Return, to be determined on the Pricing Date), as discussed below.

■	Return on Your Investment Will Be Capped

The amount of the maturity payment is based on the Gold Price Return from the

Pricing Date to the Valuation Date. Because the Gold Price Return is subject to a limit of between approximately 18% and 22% (to be determined on the Pricing Date), the supplemental return will not be more than between approximately 22.5% and 27.5% (which is 125% of the maximum Gold Price Return, to be determined on the Pricing Date). As a result, the return on your investment in the Notes effectively will be capped at between approximately 17.5% and 22.5% (to be determined on the Pricing Date), or US$             per Note. Thus, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of gold and not subject to a cap.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Maturity Payment is linked to the performance of the price of gold, which will fluctuate in response to market conditions. As a result, if the Ending Price is less than, equal to or only slightly greater than     % of the Starting Price, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the price of gold, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the Underlying Commodity or other instruments, such as options, swaps or futures, based upon the

Underlying Commodity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Gold Price

General

The Supplemental Return Amount, if any, will be determined by reference to the price of a troy ounce of gold generally known as the “London PM Fix.” The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of February 1, 2007, the five members of the London Gold Market Fixing Ltd. were ScotiaMocatta (a division of the Bank of Nova Scotia), Deutsche Bank AG, HSBC Bank USA, N.A., Société Générale and Barclays Bank plc.

We have derived all information regarding the London PM Fix of gold price from publicly available sources without independent verification. Currently the London PM Fix price of gold is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the price of gold will be determined as described in “Preliminary Terms” above.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of a troy ounce of gold, as reported by Bloomberg. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	272.50	291.25	293.25	291.85
	Low	256.25	255.95	265.10	272.20
2002	High	304.30	327.05	326.30	349.30
	Low	277.75	297.75	302.25	310.75
2003	High	382.10	371.40	390.70	416.25
	Low	329.45	319.90	342.50	370.25
2004	High	425.50	427.25	412.95	454.20
	Low	390.50	375.00	387.30	411.25
2005	High	443.70	440.55	473.25	536.50
	Low	411.11	414.45	418.35	459.50
2006	High	584.00	725.00	663.25	648.75
	Low	524.75	567.00	573.60	560.75
2007 (through February 6)	High	660.20
	Low	608.40

The London PM Fix of a troy ounce of gold on February 6, 2007, as reported on Reuters page GOFO, was US$653.25.

Historical Graph

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on the London PM Fix thereof, as reported by Bloomberg, from January 2, 1996 through February 6, 2007. Past movements of the gold price are not indicative of future prices of gold.

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices of gold on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■ Issue Price: US$1,000 per Note

■ Starting Price of Gold: US$650.00

■ Participation Rate: 125%

■ Maximum Gold Price Return: 20%

■ Term of the Notes: 1 year

As demonstrated by the examples below, if the Gold Price Return is 0.00% or less, you will receive an amount at maturity equal to US$950 per Note. If the Gold Price Return is greater than 0.00%, you will receive an amount at maturity that is greater than US$950 per Note.

The following examples are for purposes of illustration only. The actual maturity payment will depend on the actual Supplemental Return Amount which, in turn, will depend on the actual Starting Price, Ending Price and the maximum Gold Price Return.

Hypothetical Ending Price of Gold	Hypothetical Gold Price Return(1)	Hypothetical Supplement Return Amount per $1,000(2)	Hypothetical Payment at Maturity per $1,000(3)	Hypothetical Return of the Notes
290	-55.385%	$0.00	$950.00	-5.00%
315	-51.538%	$0.00	$950.00	-5.00%
340	-47.692%	$0.00	$950.00	-5.00%
365	-43.846%	$0.00	$950.00	-5.00%
390	-40.000%	$0.00	$950.00	-5.00%
415	-36.154%	$0.00	$950.00	-5.00%
440	-32.308%	$0.00	$950.00	-5.00%
465	-28.462%	$0.00	$950.00	-5.00%
490	-24.615%	$0.00	$950.00	-5.00%
515	-20.769%	$0.00	$950.00	-5.00%
540	-16.923%	$0.00	$950.00	-5.00%
565	-13.077%	$0.00	$950.00	-5.00%
590	-9.231%	$0.00	$950.00	-5.00%
615	-5.385%	$0.00	$950.00	-5.00%
640	-1.538%	$0.00	$950.00	-5.00%
665	2.308%	$28.85	$978.85	-2.12%
690	6.154%	$76.92	$1,026.92	2.69%
715	10.000%	$125.00	$1,075.00	7.50%
740	13.846%	$173.08	$1,123.08	12.31%
765	17.692%	$221.15	$1,171.15	17.12%
790	20.000%	$250.00	$1,200.00	20.00%
815	20.000%	$250.00	$1,200.00	20.00%
840	20.000%	$250.00	$1,200.00	20.00%
865	20.000%	$250.00	$1,200.00	20.00%
890	20.000%	$250.00	$1,200.00	20.00%
915	20.000%	$250.00	$1,200.00	20.00%
940	20.000%	$250.00	$1,200.00	20.00%
965	20.000%	$250.00	$1,200.00	20.00%
990	20.000%	$250.00	$1,200.00	20.00%

(1)	Hypothetical Gold Price Return = (Hypothetical Ending Gold Price – Hypothetical Starting Gold Price)/Hypothetical Starting Gold Price, provided that the Hypothetical Gold Price Return will not be greater than 20%
(2)	Hypothetical Supplemental Return Amount = US$1,000 x Participation Rate (125%) x Gold Price Return, provided that the Supplemental Return Amount will not be less than zero and will not exceed $250
(3)	Hypothetical Payment at Maturity = US$950 + Hypothetical Supplemental Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

A cash method U.S. Holder generally will not be required to recognize income with respect to the Notes until the maturity of the Notes. Although there are no specific rules that provide for treatment of accrual method U.S. Holders, accrual method U.S. Holders generally should not be required to recognize income with respect to the Notes prior to the date on which the amount of the contingent payment made with respect to the Notes becomes fixed. Any gain at maturity of a Note generally should be treated as ordinary income. Any loss on the Notes at maturity, or upon a sale or other taxable disposition prior to maturity, will be treated as short-term capital loss.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the London PM Fix of gold price is not available on Reuters page “GOFO,” or any successor page thereto, on the Pricing Date or the Valuation Date, the Calculation Agent may determine the price of gold in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Supplemental Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.